# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Elite Performance Holding Corp., CIK 0001753681
CUSIP: 000000000
Title of class of securities: Common
Address of issuer's principal executive offices: 3301 NE 1st Ave Suite M704, Miami, Florida (FL), 33137
Date of event which requires filing of this statement: 09/11/2023
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002053106

## Reporting persons
- Jon McKenzie: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 10,000,000; shared voting power 0; sole dispositive power 10,000,000; shared dispositive power 0; aggregate amount beneficially owned 10,000,000 (7.92% of the class)

## Item 1. Issuer
Name of issuer: Elite Performance Holding Corp.
Address of issuer's principal executive offices: 3301 NE 1st Ave Suite M704, Miami, Florida 33137.

## Item 2. Person Filing
Name of person filing: Jon McKenzie
Address of principal business office or, if none, residence: 6611 Parkwood Court, Nevada, 89061
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 10,000,000.00
Percent of class: 7.92
Sole power to vote or to direct the vote: 10,000,000.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 10,000,000.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ss. 240.14a-11.

## Signatures
- Jon McKenzie: /s/ Jon McKenzie, Jon McKenzie (01/27/2025)